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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rentech, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

10880 Wilshire Blvd., Suite 1101

(Address of Principal Executive Office (Street and Number))

Los Angeles, CA 90024

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) of Rentech, Inc. (the “Company”) cannot be filed within the prescribed time period without unreasonable effort or expense for the reasons stated below.

As previously disclosed, on December 19, 2017, the Company and one of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Proceedings”).

On February 15, 2018, the Company filed an amended proposed combined disclosure statement and plan of liquidation (the “Amended Plan”) with the Bankruptcy Court. The Amended Plan, among other things, provides that all outstanding common stock of the Company will be cancelled on the effective date of the Amended Plan. The Bankruptcy Court is scheduled to hold a confirmation hearing on April 4, 2018 to consider final approval of the confirmation of the Amended Plan (the “Confirmation Hearing”).

As part of the Chapter 11 Proceedings, the Company has completed the disposition of all or substantially all of the assets and certain of the liabilities of (i) its wood pellet facilities in Atikokan, Canada, as disclosed in the Current Report on Form 8-K the Company filed with the Securities and Exchange Commission (“SEC”) on February 7, 2018, (ii) its subsidiaries, New England Wood Pellet, LLC, Schuyler Wood Pellet, LLC and Deposit Wood Pellet, LLC, as disclosed in the Current Report on Form 8-K the Company filed with the SEC on February 21, 2018, and (iii) its subsidiaries, Fulghum Fibres Florida, Inc., Fulghum Fibres, Inc. and Fulghum Fibres Collins, Inc., as disclosed in the Current Report on Form 8-K the Company filed with the SEC on February 21, 2018 (collectively paragraphs (i) through (iii), the “Asset Sales”).

As a result of the Chapter 11 Proceedings and the Asset Sales, the Company has very limited personnel and financial resources. Accordingly, the Company does not believe it will be able to complete and file the Form 10-K within the prescribed time period or at all.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Summers	(310)	307-4723
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above, the Company has not been able to complete its consolidated financial statements for the year ended December 31, 2017 and will not be able to do so within or after the prescribed time period. Accordingly, the Company is unable to estimate the significant changes in its results of operations from the corresponding period for the last fiscal year.

Rentech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Paul Summers
Date April 3, 2018	By	Name: Paul Summers
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).